Exhibit 99.1

ASX, Nasdaq and Media Release

November 4, 2024

UPDATE -- Opthea to Participate in November Investor Conferences

Virtual Bell Potter Healthcare Conference, November 18, 2024

Jefferies London Healthcare Conference, November 19, 2024

Melbourne, Australia, and Princeton, NJ, US, November 4, 2024 -- Opthea Limited (ASX/NASDAQ: OPT, “Opthea”, the “Company”), a clinical-stage biopharmaceutical company developing novel therapies to treat highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD), today announced that management will participate in two investor conferences in November 2024.

Conference details are as follows:

Bell Potter Healthcare Conference

Presentation: Monday, November 18, 2024, 3:00 PM AEDT (Virtual)

Presenter: Frederic Guerard, PharmD, CEO, Opthea

The webcast will be accessible under “Events & Presentations” in the Investor Relations section of the Company’s website, www.opthea.com.

Jefferies London Healthcare Conference 2024

One-on-One Meetings: Tuesday, November 19, 2024

Participant: Frederic Guerard, PharmD, CEO, Opthea

About Opthea

Opthea (ASX/NASDAQ:OPT) is a biopharmaceutical company developing novel therapies to address the unmet needs in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME).

Opthea’s lead product candidate, sozinibercept, is being evaluated in two fully enrolled pivotal Phase 3 clinical trials (COAST,NCT04757636, and ShORe, NCT04757610) for use in combination with standard-of-care anti-VEGF-A monotherapies to improve the overall efficacy and deliver superior vision gains compared to standard-of-care anti-VEGF-A agents alone.

To learn more, visit our website at www.opthea.com and follow us on X and LinkedIn.

Authorized for release to ASX by Frederic Guerard, Pharm D, CEO

Investor Inquiries	Join our email database to receive program updates:
PJ Kelleher LifeSci Advisors LLC Email: pkelleher@lifesciadvisors.com Phone: 617-430 7579 Media Inquiries Silvana Guerci-Lena NorthStream Global Partners silvana@nsgpllc.com	Tel: +61 (0) 3 9826 0399 Email: info@opthea.com Web: www.opthea.com Source: Opthea Limited